Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHF SOLUTIONS, INC.

CHF Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions to amend its Fourth Amended and Restated Certificate of Incorporation as follows, declaring said amendment to be advisable and calling for submission of said resolution to a vote of the stockholders of said Corporation;

SECOND: That thereafter, at a meeting duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the stockholders of the Corporation duly voted a majority of the outstanding stock of the Corporation entitled to vote thereon in favor of adoption of said amendment; and

THIRD: That said amendment being duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the Fourth Amended and Restated Certificate of Incorporation of CHF Solutions, Inc., as previously amended, is hereby amended as follows:

Paragraph A of ARTICLE IV, AUTHORIZED STOCK AND RELATIVE RIGHTS, as amended to date, is hereby deleted in its entirety and replaced by the following:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares that the Corporation is authorized to issue is One Hundred Forty Million (140,000,000) shares, each with a par value of $0.0001 per share. One Hundred Million (100,000,000) shares shall be Common Stock and Forty Million (40,000,000) shares shall be Preferred Stock. Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation, as previously amended (the “Restated Certificate”), each fourteen (14) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on The Nasdaq Capital Market on the last trading day before the Effective Time (as adjusted to give effect to the Reverse Split).”

FOURTH:  The Effective Time of said amendment will be January 2, 2019 at 5:00 p.m. Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 2nd day of January, 2019.

CHF SOLUTIONS, INC.

By:	/s/ John L. Erb
John L. Erb, Chief Executive Officer and Chairman of the Board